

Mail Stop 4631

October 27, 2009

<u>**Via U.S. Mail**</u>

Ezra Green
Chief Executive Officer
Clear Skies Solar, Inc.
200 Old Country Road, Suite 610
Mineola, New York 11501-4241

> **Re:** **Clear Skies Solar, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 23, 2009**
> **File No. 333-159730**

Dear Mr. Green:

      We have reviewed your responses to the comments in our letter dated October 19, 2009. We have provided additional comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>General</u>

1.   We note the unregistered sale of 8,003,662 shares of common stock to 29 investors on October 20, 2009. Please address the impact of the public offering of the securities covered by this registration statement, which began when the Form S-1 was filed, on the issuance of securities to the investors in the October 20, 2009 private placement. If you do not believe the public offering constitutes general solicitation or general advertising with regard to the equity sale, please explain. Refer to Securities Act Release No. 33-8828 (Aug. 3, 2007) and Securities Act Section Compliance and Disclosure Interpretation 139.25, available at: http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Selling Stockholders, page 36

2.   We note your response to prior comment five in our letter dated October 23, 2009. We re-issue the prior comment. Therefore, please disclose the date(s) on which and the manner in which KHG Trust and Sichenzia Ross Friedman Ference LLP obtained the shares of common stock.

Recent Sales of Unregistered Securities, page II-2

3.   In your discussion of the October private placement transaction in the last paragraph on page II-4, please revise to disclose the section of the Securities Act or applicable rule under which exemption from registration was claimed and state the facts you relied upon to make the exemption available. See Item 701 of Regulation S-K.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Chambre Malone, Staff Attorney at (202) 551-3262 or Jay Ingram, Legal Branch Chief at (202) 551-3397, or in their absence, myself at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

cc: Harvey J. Kesner, Esq. and Ben Reichel, Esq. (*via facsimile* (212) 930-9725)
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, NY 10006